

November 17, 2011

Via E-mail
Mr. William Lieberman
Acting President, Chief Executive Officer and Principal Financial Officer
Eco-Trade Corp.
1915 Eye Street, NW
Washington, DC 20006

      Re: Eco-Trade Corp.
             Form 10-K for fiscal year ended December 31, 2010
             Filed April 15, 2011
             File No. 1-12000

Dear Mr. Lieberman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business

1.   We refer to your disclosure on page 3 that you have identified a potential business combination. Please include in future filings the status of any ongoing negotiations.

2.   In future filings, please discuss the status of the logistics center currently in development, including costs expended to date and anticipated future costs and sources of financing.

Item 9A. Controls and Procedures, page 15

3.   Please tell us how your current disclosure complies with the requirements of Item 308(a)(2) and (3) of Regulation S-K. It appears that you have included a conclusion of the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K, and not a conclusion for internal control over financial reporting.

Further, it is not clear the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please advise.

Item 10. Directors, Executive Officers and Corporate Governance, page 16

4.   In your future Exchange Act reports, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that any director should serve on your board of directors. Refer to Item 401(e)(1) of Regulation S-K.

5.   We note that you have provided disclosure based on board composition that appears to have existed prior to June 2010. In your future filings, please provide disclosure as of your fiscal year end.

6.   Please tell us if you had someone who qualified as an audit committee financial expert as of December 31, 2010.

Item 11. Executive Compensation

7.   We refer to the summary compensation table on page 18 and the total compensation for Mr. Attia for 2010. The total compensation of $360,000 does not reflect the salary and other compensation listed in the table. Please advise.

8.   Please revise the table to include Mr. William Lieberman or tell us why you believe it is appropriate to exclude him from the table.

9.   In your future filings, please include the executive officer's title on the summary compensation table.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 22

10.   Please tell us why you have not included the Series F preferred stock held by Mr. Lieberman on the beneficial ownership table as it appears these shares are convertible into common stock at any time at the option of the holder. Refer to Item 403 of Regulation S-K. Also, in future filings, please provide this information as of a date that is on or near the date of your fiscal year end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Adviser at 202.551.3404 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief